News

FOR IMMEDIATE RELEASE
BMO Financial Group to Sell Harrisdirect to E*TRADE FINANCIAL
Aggregate proceeds CDN$910 million
TORONTO, August 8, 2005 — BMO Financial Group (TSX, NYSE: BMO) today announced that it has signed a definitive agreement to sell Harrisdirect to E*TRADE FINANCIAL Corp. for a purchase price of US$700 million, payable in cash. In addition, at closing, Harrisdirect will distribute approximately US$50 million to BMO Financial Group, resulting in aggregate proceeds of approximately CDN$910 million (US$750 million). The transaction, which is subject to normal regulatory clearances, is expected to close by BMO’s fiscal year-end in October 2005.
Upon completion of the transaction, BMO anticipates recognizing a modest gain, the amount of which will be dependent upon a number of adjustments that are expected to be finalized upon closing.
On a go-forward basis, it is anticipated that this transaction will increase the Tier 1 Capital Ratio by approximately 35 basis points. This transaction is not expected to have a significant impact on earnings per share.
“This transaction is a win; it will benefit both our clients and our shareholders,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Harrisdirect clients have benefited from innovative solutions and award-winning customer service that has distinguished the Harrisdirect brand. Under the E*TRADE FINANCIAL banner, they will benefit from an expanded breadth of product capabilities and product enhancements that E*TRADE FINANCIAL will provide, given its significant scale and market presence.
“BMO remains fully committed to continuing to expand its operations in the United States,” stated Comper. “For BMO, this transaction increases value to our shareholders and will allow us to redeploy capital to higher-return businesses and to concentrate our attention on our goal of becoming the leading personal and commercial bank in the U.S. Midwest,” he stated.
“The decision to sell Harrisdirect followed an assessment of Harrisdirect’s ability to compete in a changing landscape. Given the additional amount of capital that would have been required to grow the business and remain competitive in the current environment of consolidation, we concluded that Harrisdirect would be more valuable to another participant in the online brokerage industry,” said Comper.
Harrisdirect has approximately 430,000 active accounts and US$32 billion in assets under administration. The business provides online brokerage services to individual investors as well as third-party brokerage services to institutional clients.
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“Combining the best solutions from Harrisdirect and E*TRADE FINANCIAL will create highly competitive, value-added products and services for customers,” said Mitchell Caplan, E*TRADE FINANCIAL Chief Executive Officer. “The addition of Harrisdirect’s world class customer service skills will strengthen our competitive position in the marketplace, delivering increased shareholder value.”
“Wealth management will continue to be an integral part of our overall Personal and Commercial-led U.S. strategy,” stated Bill Downe, Deputy Chair, BMO Financial Group, and Chief Executive Officer, BMO Nesbitt Burns. “We offer a broad range of high-quality wealth management solutions to our retail and commercial clients, with professional advisors co-located and working on integrated teams with our private banking and retail banking clients,” he said.
“Harris Private Bank has an excellent reputation, strong brand recognition and an attractive customer base,” said Downe. “Wealth management is a profitable, high-growth industry and we believe we are well-positioned to participate in this growth.”
He also confirmed that BMO will continue to operate its award-winning Canadian online broker, BMO InvestorLine, which is a separate company that is not affected by this transaction.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of CDN$292 billion as at April 30, 2005, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
About E*TRADE FINANCIAL
The E*TRADE FINANCIAL family of companies provide financial services including trading, investing, banking and lending for retail and institutional customers. Securities products and services are offered by E*TRADE Securities LLC (Member NASD/SIPC). Bank and lending products and services are offered by E*TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or
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future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416)867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514)877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312)461-2478
Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, (416)867-6656
Steven Bonin, Director, steven.bonin@bmo.com, (416)867-5452
Krista White, Senior Manager, krista.white@bmo.com, (416)867-7019
Internet: www.bmo.com